Exhibit 107

Calculation of Filing Fee Table(1)

Form S-3 Registration Statement under the Securities Act of 1933
(Form Type)

Jefferies Group LLC and Jefferies Group Capital Finance Inc.
(Exact Name of Registrants as Specified in their Respective Charters)

Security Type	Security Class Title
Debt	Senior Securities
Debt	Senior Debt Securities
Debt	Subordinated Debt Securities
Other	Index-Linked Warrants
Other	Currency-Linked Warrants
Other	Interest Rate-Linked Warrants
Other	Benchmarked Warrants
(1)
An indeterminate aggregate initial offering price or number of the securities of each identified class is being registered as may be sold from time to time at indeterminate prices. In accordance with Rules 456(b) and 457(r), the Registrants are deferring payment of all of the registration fee. In connection with the securities offered hereby, the Registrants will pay “pay-as-you-go” registration fees in accordance with Rule 456(b).